Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Gulf Island Fabrication, Inc. for the registration of common stock, preferred stock, debt securities, guarantees, warrants, units, and rights and to the incorporation by reference therein of our reports dated March 5, 2020, with respect to the consolidated financial statements of Gulf Island Fabrication, Inc. and the effectiveness of internal control over financial reporting of Gulf Island Fabrication, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New Orleans, Louisiana October 20, 2020